FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2009

Commission File Number: 333-13580

Teléfonos de México, S.A.B. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELEFONOS DE MEXICO, S.A.B. DE C.V.

CALLING

ANNUAL SHAREHOLDERS' MEETING

By resolution of the Board of Directors, holders of Teléfonos de México, S.A.B. de C.V. shares, are called to the Annual Shareholders' Meeting that will be held on April 28, 2009 at 10:45 a.m. at the Company's headquarters located at Parque Vía 190, 14th Floor. Col. Cuauhtémoc, Delegación Cuauhtémoc, México City, to discuss the following issues:

AGENDA

  Presentation of: the Chief Executive Officer's report concerning the Company's performance and operations for the fiscal year ended December 31, 2008, that includes financial statements as of that date and the Independent Auditor's report; the opinion and report of the Board of Directors concerning Article 28, fraction IV points c), d) and e) of the Mexican Securities Law; and, the reports of the Audit and Corporate Practices Committees. Resolutions in this matter.

  Presentation and, if applicable, approval of a cash dividend of $0.46 Mexican pesos per outstanding share to be paid in four equal payments of $0.1150 Mexican pesos per share, resulting from the net tax profit account. Dividend payments are proposed to be made in Mexico since June 18, 2009, September 18, 2009, December 17, 2009 and March 26, 2010, respectively. Resolutions in this matter.

  Ratification, if applicable, of the activities of the Board of Directors and the Chief Executive Officer for the fiscal year 2008 and, expressly one of the resolutions adopted by the Board of Directors at its meeting held on March 12, 2008. Resolutions in this matter.

  Appointment or ratification, if applicable, of members of the Board of Directors and the Executive Committee; the respective Presidents of the Audit and Corporate Practices Committees, and adoption of resolutions related therewith; of those concerning the qualification of independence and compensation for Board members, and other ancillary matters related therewith.

  Agreements regarding the formalization and fulfillment of the resolutions adopted by this Meeting and the appointment of Special Delegates.

In order to have the right to assist and, if applicable, to vote in the Shareholders' Meeting, shareholders must obtain their respective admission cards no later than Monday April 27, 2009 by depositing their shares in the offices indicated below or by delivering the documents that prove its deposit in a Mexican or foreign banking institution or with a Mexican broker to the Company. If shares are deposited in the S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V., admission cards will be issued by delivering the respective constancy and, if applicable, the complementary listings required by law.

The information and related documents of each issue of the Agenda will be available and free of charge to shareholders, fifteen days before the date that the Annual Shareholders' Meeting is held. A representative may assist on behalf of a shareholder through an authorization letter that is in accordance with Clause 26 of the Company's bylaws. The shareholder's representatives may prove they are duly authorized to vote on behalf of the shareholders, through a proxy form prepared by the Company, that will be available to brokers that prove that they are representing shareholders of the Company within the term indicated above.

The admission cards, information documents and the proxy form mentioned above, will be available to shareholders or their representatives or brokers in the Company's headquarters located at Av. Parque Via # 198 2nd floor-202, Col. Cuauhtémoc, Delegación Cuauhtémoc, México City, México, (Phone (5255) 52 22 58 54) in business days and office hours.

México City, April 2, 2009

Sergio Medina Noriega

Secretary of the Board of Directors

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TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CALLING

SPECIAL SHAREHOLDERS' MEETING

By resolution of the Board of Directors, holders of Teléfonos de México, S.A.B. de C.V. Series "L" shares, are called to the Special Shareholders' Meeting that will be held on April 28, 2009 at 10:30 a.m. at the Company's headquarters located at Parque Vía 190, 14th Floor. Col. Cuauhtémoc, Delegación Cuauhtémoc, México City, to discuss the following issues:

AGENDA

I. Appointment or ratification, if applicable, of Board Members to be appointed by holders of Series "L" shares. Resolutions in this matter.

II. Agreements regarding the formalization and fulfillment of the resolutions adopted by this Meeting and the appointment of Special Delegates.

In order to have the right to assist and, if applicable, to vote in the Shareholders' Meeting, shareholders must obtain their respective admission cards no later than Monday April 27, 2009 by depositing their shares in the offices indicated below or by delivering the documents that prove its deposit in a Mexican or foreign banking institution or with a Mexican broker to the Company. If shares are deposited in the S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V., admission cards will be issued by delivering the respective constancy and, if applicable, the complementary listings required by law.

The information and related documents of each issue of the Agenda will be available and free of charge to shareholders, fifteen days before the date that the Annual Shareholders' Meeting is held. A representative may assist on behalf of a shareholder through an authorization letter that is in accordance with Clause 26 of the Company's bylaws. The shareholder's representatives may prove they are duly authorized to vote on behalf of the shareholders, through a proxy form prepared by the Company, that will be available to brokers that prove that they are representing shareholders of the Company within the term indicated above.

The admission cards, information documents and the proxy form mentioned above, will be available to shareholders or their representatives or brokers in the Company's headquarters located at Av. Parque Via # 198 2nd floor-202, Col. Cuauhtémoc, Delegación Cuauhtémoc, México City, México, (Phone (5255) 52 22 58 54) in business days and office hours.

Mexico City, April 2, 2009

Sergio Medina Noriega

Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 2, 2008.	TELÉFONOS DE MÉXICO, S.A.B. DE C.V. By: /s/__________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: Teléfonos de México, S.A.B de C.V. - CALLING FOR TELMEX'S ANNUAL AND SPECIAL SHAREHOLDERS' MEETINGS APRIL 2, 2009.